Room 4561
August 26, 2005

Mr. Lawrence Barker
President and Chief Executive Officer
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850

      Re:	Visual Networks, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-Q for the Quarter Ended March 31, 2005
		Filed May 6, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed August 9, 2005
      File No. 0-23699

Dear Mr. Barker,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 9A. Controls and Procedures

Management`s Report on Internal Control Over Financial Reporting, page 32

1. We note that Grant Thornton`s attestation report, dated
February
28, 2005, on your internal control over financial reporting
(ICOFR)
is dated prior to the report on your assessment of your ICOFR, which is dated March 15, 2005. Please explain how your auditor was able to audit your assessment of your ICOFR when your report on ICOFR was not available at the time of your auditor`s attestation report.

Rule 13A-14(a)/15D-14(a) Certifications, pages 49 and 50

2. We note from the disclosures on page 32 that your management, with the participation of your principal executive and principal financial officers completed the evaluation of the effectiveness of you ICOFR as of the end of the year ended December 31, 2004. However, it appears that the certification of your principal officers did not properly address matters related to your ICOFR under exhibits 31.1 and 31.2 of this report. Please tell us how you considered the disclosure requirements of Exchange Act Rule 13a-14(a) and 15d-14(a)
and the related exhibits under Item 601 of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2005
Form 10-Q for the Quarter Ended June 30, 2005

3. We note your disclosure that your CEO and CFO have concluded that, as of the Evaluation Date, your disclosure controls and procedures are effective at the reasonable assurance level in recording, processing, summarizing and reporting the information required to be disclosed under this report. Please tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4. We note that your disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this "Quarterly report on Form 10-Q" has been appropriately recorded, processed, summarized and reported.
Please
confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by you in all of the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. See Exchange Act Rule 13a-15(e).

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Lawrence S. Barker
Visual Networks, Inc.
August 26, 2005
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